EXHIBIT 99.1

NANOBIOTIX Announces the Appointment of Arnd Christ as Chief Financial Officer

PARIS and CAMBRIDGE, Mass., Oct. 01, 2026 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO - NASDAQ: NBTX - the “Company”), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer and other major diseases, today announced the appointment of Arnd Christ as chief financial officer and member of the Company’s executive board, effective October 1, 2026. Mr. Christ brings more than two decades of financial leadership in publicly listed biotechnology companies in Europe and the United States. He succeeds Bart Van Rhijn, who will step down as chief financial & business officer and member of the executive board after five years of service to the Company.

"Nanobiotix is at a defining point in its history, moving from a story carried primarily by one asset to one that is informed by multiple platforms," said Mr. Christ. "I look forward to joining the team and contributing my expertise to advance these promising platforms for the benefit of patients with cancer and other major diseases."

Mr. Christ has spent more than 25 years as chief financial officer of public and private biotechnology companies in Europe and the United States. He most recently served as chief financial officer of Immatics N.V., a Nasdaq-listed biotechnology company, from October 2020 until September 2025. Before Immatics he was chief financial officer of various private and public European biotech companies including InflaRx N.V., MediGene AG, NovImmune SA and Probiodrug AG, and served on the supervisory board of Immunocore. During his career, Arnd conducted a significant range of corporate transactions such as IPO, licensing deals and fundraising for private and publicly listed biotech companies.

“Arnd has overseen the financial needs of public companies in our industry on both sides of the Atlantic,” said Laurent Levy, co-founder and chairman of the executive board at Nanobiotix. “His experience comes at an important time for Nanobiotix as we enter our next phase of growth, and I am confident he will make a meaningful contribution to our continued progress. I also want to extend gratitude to Bart Van Rhijn for his leadership over the past 5 years, which helped drive the strengthening of both our financial and business foundation while positioning Nanobiotix for the opportunities ahead. On behalf of everyone at Nanobiotix, I thank Bart for his commitment to the company and wish him every success in his next chapter.”

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on March 31, 2026 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2025 universal registration document filed with the AMF on March 31, 2026 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, including the Half-Year Report at June 30, 2026, which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 joanne.choi@nanobiotix.com Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

Attachment

  2026-10-01 -- NBTX -- Arnd Christ New CFO -- FINAL (https://ml.globenewswire.com/Resource/Download/8e7eba7c-252c-4939-83f7-f2fb0120bf27)